SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D/A

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO RULE 13d-2(a)

Under the Securities Exchange Act of 1934
(Amendment No. 4)*

ATS Corporation
(Name of Issuer)

Common Stock, par value $0.0001 per share
(Title of Class of Securities)

00211E104
(CUSIP Number)

Chris Kuchanny
Chairman
Revelation Special Situations Fund Ltd
Canon’s Court,
22 Victoria Street,
Hamilton, HM 11,
Bermuda
(441) 296 7130
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

February 21, 2012
(Date of Event which Requires Filing of this Schedule)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box. [ ]

NOTE:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

 (Page 1 of 7 Pages)

CUSIP No. 00211E104	SCHEDULE 13D/A	Page 2 of 7 Pages

1	NAME OF REPORTING PERSON Revelation Special Situations Fund Ltd
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Bermuda
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER - 0 -
	8	SHARED VOTING POWER 4,990,300
	9	SOLE DISPOSITIVE POWER - 0 -
	10	SHARED DISPOSITIVE POWER 4,990,300
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON 4,990,300
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) (see Item 5) 21.72%
14	TYPE OF REPORTING PERSON IV

CUSIP No. 00211E104	SCHEDULE 13D/A	Page 3 of 7 Pages

1	NAME OF REPORTING PERSON Revelation Capital Management Ltd
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Bermuda
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER - 0 -
	8	SHARED VOTING POWER 4,990,300
	9	SOLE DISPOSITIVE POWER - 0 -
	10	SHARED DISPOSITIVE POWER 4,990,300
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON 4,990,300
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) (see Item 5) 21.72%
14	TYPE OF REPORTING PERSON IA

CUSIP No. 00211E104	SCHEDULE 13D/A	Page 4 of 7 Pages

1	NAME OF REPORTING PERSON Chris Kuchanny
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United Kingdom
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER - 0 -
	8	SHARED VOTING POWER 4,990,300
	9	SOLE DISPOSITIVE POWER - 0 -
	10	SHARED DISPOSITIVE POWER 4,990,300
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON 4,990,300
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) (see Item 5) 21.72%
14	TYPE OF REPORTING PERSON IN

CUSIP No. 00211E104	SCHEDULE 13D/A	Page 5 of 7 Pages

This Amendment No. 4 to Schedule 13D (“Amendment No. 4”) amends and supplements the statement on Schedule 13D filed with the Securities and Exchange Commission (the “SEC”) on February 5, 2010 (the “Original Schedule 13D”), Amendment No. 1 to the Original Schedule 13D filed with the SEC on October 25, 2010 (“Amendment No. 1”), Amendment No. 2 to the Original Schedule 13D filed with the SEC on February 11, 2011  (“Amendment No. 2”) and Amendment No. 3 to the Original Schedule 13D filed with the SEC on October 5, 2011 (“Amendment No. 3” and together with the Original Schedule 13D, Amendment No. 1, Amendment No. 2 and this Amendment No. 4, the “Schedule 13D”) with respect to the Common Stock, par value $0.0001 per share (the “Common Stock”) of ATS Corporation, a Delaware corporation (the “Issuer”).

Certain terms used but not defined in this Amendment No. 4 have the meanings assigned thereto in the Schedule 13D, as amended. Except as specifically provided herein, this Amendment No. 4 does not modify any of the information previously reported on the Schedule 13D, as amended.

Item 4.	PURPOSE OF TRANSACTION.

Item 4 of the Schedule 13D is hereby amended and supplemented to add:

The Proposal, previously attached as Exhibit 1 to Amendment No. 2 to Schedule 13D filed by the Reporting Persons on February 11, 2011, requesting the Board take steps to reorganize the board of directors into one class subject to election each year, sent by the Fund, on February 11, 2011, to the Issuer for inclusion in the proxy statement and notice of meeting to be sent to stockholders in connection with a forthcoming Annual Meeting pursuant to Rule 14a-8 under the Securities Exchange Act of 1934, is still in place. The Annual Meeting of the Issuer has not been held as of the date of this Amendment No. 4.

The Issuer announced in its Current Report on Form 8-K filed with the Securities and Exchange Commission on February 21, 2012, that it has entered into an Agreement and Plan of Merger, dated as of February 21, 2012 with Salient Federal Solutions, Inc. (“Parent”) and Atlas Merger Subsidiary, Inc. (“Merger Sub”) (the “Merger Agreement”).  Pursuant to the Merger Agreement, and upon the terms and subject to the conditions thereof, Merger Sub will commence a tender offer (the “Offer”) within five (5) business days of execution of the Merger Agreement to acquire all of the outstanding shares of the Issuer’s Common Stock at a price of $3.20 per share, net to the selling stockholders in cash, without interest (the “Offer Price”). Following the consummation of the Offer, and subject to the satisfaction or waiver of certain conditions set forth in the Merger Agreement, Merger Sub will merge with and into the Issuer (the “Merger”) and the Issuer will become a wholly-owned subsidiary of Parent.

In connection with the execution and delivery of the Merger Agreement, the Fund entered into an agreement with Parent (the “Undertaking Agreement”), pursuant to which the Fund agreed, among other things, to tender shares representing, together with certain directors and other shareholders who entered into separate agreement with the parent similar to the Undertaking Agreement, an aggregate of 40% of the outstanding Common Stock pursuant to the Offer and, if necessary, vote such shares in favor of the adoption of the Merger Agreement.   Specifically, the Fund agreed to tender, and vote if necessary, 2,323,370 of the 4,990,300 Shares it beneficially owns.  The Fund further agreed pursuant to the Undertaking Agreement not to initiate, solicit or participate in any alternative proposals to acquire the Issuer.  The Undertaking Agreement terminates in the event the Merger Agreement is terminated.

The Merger Agreement and the Undertaking Agreement were filed as Exhibits 2.1 and 2.6, respectively, to the Issuer’s Current Report on Form 8-K filed on February 21, 2012 and which are incorporated herein by reference.

Item 5.	INTEREST IN SECURITIES OF THE COMPANY.

Item 5 of the Schedule 13D is hereby amended and restated in its entirety as follows:

(a and b) As of the date of this Amendment No. 4, the Fund beneficially owns an aggregate of 4,990,300 shares of Common Stock (the “Shares”). Revelation and the Fund share investment power and voting power with respect to the Shares. Mr. Kuchanny, who serves as the control person of Revelation, shares investment power and voting power with respect to the Shares reported by Revelation and the Fund. The holdings of the Fund represent 21.72% of Issuer’s total outstanding Common Stock.  This percentage is based on 22,972,686 Shares outstanding as of November 9, 2011, as disclosed in the Issuer’s Quarterly Report on Form 10-Q for the quarterly period ended September 30, 2011, filed with the SEC on November 14, 2011.

(c) The Reporting Persons did not enter into any transactions in the Common Stock of the Issuer within the last 60 days.

CUSIP No. 00211E104	SCHEDULE 13D/A	Page 6 of 7 Pages

(d) Other than the Fund, which directly holds the Shares, and except as set forth in this Item 5, no person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Shares.

(e) Not applicable.

Item 6.	CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

Item 6 is hereby amended and supplemented by the addition of the following:

Except for agreements previously disclosed and the Undertaking Agreement, there are no contracts, arrangements, understandings or relationships (legal or otherwise) among the persons named in Item 2 hereof and between such persons and any person with respect to any securities of the Issuer, including, but not limited to, transfer or voting of any other securities, finder's fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, divisions of profits or loss, or the giving or withholding of proxies.

Item 7.	MATERIAL TO BE FILED AS EXHIBITS.

Item 7 is hereby amended and supplemented by the addition of the following:

Exhibit 1: Undertaking Agreement, dated February 21, 2012 (incorporated by reference to Exhibit 2.6 to the Current Report on Form 8-K filed by the Issuer on February 21, 2012)

CUSIP No. 00211E104	SCHEDULE 13D/A	Page 7 of 7 Pages

SIGNATURES

After reasonable inquiry and to the best of his or its knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated:  February 29, 2012

REVELATION SPECIAL SITUATIONS FUND LTD

/s/ Chris Kuchanny
Name: Chris Kuchanny
Title: Director

REVELATION CAPITAL MANAGEMENT LTD

/s/ Chris Kuchanny
Name: Chris Kuchanny
Title: Chairman and Chief Investment Officer

/s/ Chris Kuchanny
Chris Kuchanny